Silvermex Resources Inc.	Genco Resources Ltd.
420 – 609 Granville Street	525 - 999 W. Hastings Street
Vancouver, British Columbia,	Vancouver, British Columbia
V7Y 1G5	V6C 2W2

NEWS RELEASE

SILVERMEX AND GENCO SHAREHOLDERS
APPROVE COMBINATION TRANSACTION

November 9, 2010

Vancouver, British Columbia: Silvermex Resources Ltd. (“Silvermex”) (TSX-V: SMR) and Genco Resources Ltd. (“Genco”) (TSX: GGC) are pleased to announce that the previously announced business combination transaction between Silvermex and Genco pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) has been approved by their respective shareholders. The Arrangement provides for the acquisition by Genco of all of the issued and outstanding common shares of Silvermex, with each Silvermex shareholder receiving one common share of Genco for each Silvermex common share. Prior to the completion of the Arrangement, Genco will subdivide all of its outstanding common shares on a 1.1 -for-one basis (the “Subdivision”).

At the annual general and special meeting of Silvermex shareholders held today, the special resolution approving the Arrangement was approved by 99.3% of the votes cast by shareholders entitled to vote on the resolution. All other resolutions proposed at the annual general and special meeting were duly passed by the shareholders of Silvermex.

At the special meeting of Genco shareholders also held today, ordinary resolutions approving the Subdivision and the issuance of Genco common shares in connection with the Arrangement were approved by 99.0% and 99.5%, respectively, of the votes cast by shareholders entitled to vote on the resolutions. Genco anticipates that its common shares will begin trading on the Toronto Stock Exchange on a post-Subdivision basis on or prior to the completion of the Arrangement.

The Arrangement is expected to be completed on or about November 16, 2010, and is subject to customary regulatory consents and other approvals, including final approval of the Supreme Court of British Columbia.

Further details regarding the Arrangement are set out in Silvermex’s Notice of Special Meeting and Management Information Circular dated October 6, 2010 and Genco’s Notice of Special Meeting and Management Information Circular dated October 8, 2010, which are available at www.sedar.com.

About Silvermex

Silvermex Resources Ltd. is an exploration and development company focused on advancing the recently consolidated Rosario/San Marcial Mining Camp in south eastern Sinaloa, Mexico. This mining concession consists of two past producing mines and numerous known high-grade deposits. The project has significant resources and historic reserves with extensive production related infrastructure in place. Silvermex is led by a highly experienced and successful team, comprised of top executives from leading corporations in the silver mining sector.

About Genco

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco is evaluating options for the expansion of existing mining operations at La Guitarra Mine.

For further information, contact:

Duane Nelson	James R. Anderson
Director, Chief Executive Officer	Acting Chief Executive Officer
Silvermex Resources Ltd.	Genco Resources Ltd.
Vancouver, BC, Canada	Vancouver, BC, Canada
Tel: 604-512-8118	Telephone: (604) 682-2205 ext 223
duane@silvermexresources.com	info@gencoresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Except for the statements of historical fact contained herein, the information presented in this News Release constitutes “forward-looking statements” or “forward-looking information” within the meaning of Canadian securities legislation (together referred to as “forward-looking statements”). These statements relate to the completion of the Subdivision and the Arrangement and related matters. Such statements were based upon certain assumptions made by Silvermex and/or Genco with respect to the expected timeline for receipt of outstanding consents and approvals. The forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements, including any delays in the receipt of consents or approvals. Although Silvermex and Genco have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this News Release and in any document referred to in this News Release.

Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and neither Silvermex nor Genco undertakes any obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law.